--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                               ------------------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)

                               Franklin Resources, Inc.
                               ------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.10
                            ------------------------------
                            (Title of Class of Securities)

                                      0003546131
                                  -----------------
                                     CUSIP Number


                          HELLMAN & FRIEDMAN INVESTORS, INC.
                            One Maritime Plaza, 12th Floor
                          San Francisco, California   94111
                                    (415) 788-5111

                                   with a copy to:

                                 Paul J. Mundie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                          San Francisco, California   94104
                                    (415) 772-6186
                       ----------------------------------------
                         (Name, address and telephone number
                           of person authorized to receive
                             notices and communications)

                                  November 26, 1996
                               -----------------------
                            (Date of Event which requires
                              filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                       /     /


Check the following box if a fee is being paid with this statement:    /     /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D


         1)   Name of Reporting Persons:

              Hellman & Friedman Capital Partners II, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X  /      ----------------------------------------------------

         (b)   /     /      ----------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only
                                ------------------------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------

         5)    /     /     Check if Disclosure of Legal proceedings
                           is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  2,926,345
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  2,926,345

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /     /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   Hellman & Friedman Investors, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X   /   -----------------------------------------------------

         (b)   /     /    -----------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): 00 (WC of other group member)

--------------------------------------------------------------------------------

         5)    /     /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of             ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  2,926,345
   Owned
     by             ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With             ----------------------------------------------------------

                      10)  Shared Dispositive Power:  2,926,345

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /     /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D


         1)   Name of Reporting Persons:

                   Hellman & Friedman Investors, Inc.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X   /  ------------------------------------------------------

         (b)   /      /  ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): 00 (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /     Check if Disclosure of Legal proceedings
                           is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  2,926,345
   Owned
     by               ----------------------------------------------------------
   Each                9)  Sole Dispositive Power:  -0-
 Reporting
  Person              ----------------------------------------------------------
   With
                      10)  Shared Dispositive Power:  2,926,345

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   H & F Orchard Partners, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X  /    ------------------------------------------------------

         (b)   /     /    ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------

         5)   /      /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------

   Number              7)  Sole Voting Power:  -0-
     of
   Shares             ----------------------------------------------------------
Beneficially
   Owned               8)  Shared Voting Power: 184,450
     by
   Each               ----------------------------------------------------------
 Reporting
  Person               9)  Sole Dispositive Power:  -0-
   With
                      ----------------------------------------------------------

                      10)  Shared Dispositive Power:  184,450

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /   Check if the Aggregate Amount in Row (11)
                         Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D


         1)   Name of Reporting Persons:

                   H & F Orchard Investors, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X   /  -------------------------------------------------------

         (b)   /      /  -------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /  Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  184,450
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  184,450

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /     /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   H & F Orchard Investors, Inc.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X  /    ------------------------------------------------------

         (b)  /      /    ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)    /     /     Check if Disclosure of Legal proceedings
                           is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  184,450
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  184,450

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /     /      Check if the Aggregate Amount in Row (11)
                            Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   H & F International Partners, L.P.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X   /  -------------------------------------------------------

         (b)  /       /  -------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only    -------------------------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------

         5)   /      /     Check if Disclosure of Legal proceedings
                           is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  36,827
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  36,837

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /       /    Check if the Aggregate Amount in Row (11)
                           Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   H&F International Investors, L.P.,

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X   /   ------------------------------------------------------

         (b)   /      /   ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only    -------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /       /   Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  36,827
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  36,827

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /      /   Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   H & F International Investors, Inc.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X   /   ------------------------------------------------------

         (b)  /       /   ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  California

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  36,827
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  36,827

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   F. Warren Hellman (individually, and as trustee of the Hellman Family revocable Trust)

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X   /   ------------------------------------------------------

         (b)  /       /   ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only  ---------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  3,147,623
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  3,147,623

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /     Check if the Aggregate Amount in Row (11)
                           Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   Tully M. Friedman (individually, and as trustee of the Tully
                   M. Friedman Revocable Trust)

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X   /  -------------------------------------------------------

         (b)  /       /  -------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  3,147,623
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  3,147,623

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)   /      /    Check if the Aggregate Amount in Row (11)
                           Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   Magellan Pte. Ltd.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)   /  X   /   ------------------------------------------------------

         (b)   /      /   ------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only  ---------------------------------------------------

--------------------------------------------------------------------------------

         4)   Source of Funds (See Instructions):   WC

--------------------------------------------------------------------------------

         5)    /      /   Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization:  Singapore

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  1,573,811
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  1,573,811

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /    Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------

CUSIP No.  0003546131            13D

         1)   Name of Reporting Persons:

                   Government of Singapore Investment Corporation (Ventures) Pte. Ltd.

--------------------------------------------------------------------------------

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  /   X   /   ------------------------------------------------------

         (b)  /       /  -------------------------------------------------------

--------------------------------------------------------------------------------

         3)   SEC Use Only   --------------------------------------------------

--------------------------------------------------------------------------------

         4) Source of Funds (See Instructions): OO (WC of other group member)

--------------------------------------------------------------------------------

         5)   /      /    Check if Disclosure of Legal proceedings
                          is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)   Citizenship or Place of Organization: Singapore

--------------------------------------------------------------------------------
                       7)  Sole Voting Power:  -0-
   Number
     of               ----------------------------------------------------------
   Shares
Beneficially           8)  Shared Voting Power:  1,573,811
   Owned
     by               ----------------------------------------------------------
   Each
 Reporting             9)  Sole Dispositive Power:  -0-
  Person
   With               ----------------------------------------------------------

                      10)  Shared Dispositive Power:  1,573,811

--------------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,721,435

--------------------------------------------------------------------------------

         12)  /      /     Check if the Aggregate Amount in Row (11)
                           Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              5.48%

--------------------------------------------------------------------------------

         14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------

                                     INTRODUCTION

    Hellman & Friedman Investors, Inc. ("Investors, Inc.") hereby amends and restates the Statement on Schedule 13D (the "Statement") originally filed by the group of reporting persons named above on August 10, 1992. This Amendment No. 1 to the Statement is filed on behalf of each such reporting person pursuant to the Agreement with respect to Schedule 13D attached as Exhibit 7(1).
    Pursuant to Rule 101 of Regulation S-T, this Amendment to the Statement restates the entire text of the Statement as amended through the date hereof.

COVER PAGES

    The cover pages to the Statement for the Reporting Persons identified therein are amended to read as shown on the cover pages included in this Amendment.

Item 1.  SECURITY AND ISSUER.

    Item 1 of the Statement is amended to read in its entirety as follows:

    The class of equity securities to which this Statement relates is the common stock, $.10 par value (the "Common Stock"), of Franklin Resources, Inc. (the "Issuer"), a corporation incorporated under the laws of Delaware whose principal executive offices are located at 777 Mariners Island Boulevard, San Mateo, California 94404.

Item 2.  IDENTITY AND BACKGROUND.

    Item 2 of the Statement is amended to read in its entirety as follows:

    This Statement is filed on behalf of Hellman & Friedman Capital Partners
II, L.P., a California limited partnership ("HFCP II"), Hellman & Friedman Investors, L.P., a California limited partnership, the general partner of HFCP II ("Investors, L.P."), Hellman & Friedman Investors, Inc., a California corporation, the general partner of Investors, L.P. ("Investors, Inc."), H&F Orchard Partners, L.P., a California limited partnership, ("Orchard Partners"), H&F Orchard Investors, L.P., a California limited partnership, the general partner of Orchard Partners ("Orchard Investors, L.P."), H&F Orchard Investors, Inc., a California corporation, the general partner of Orchard Investors, L.P. ("Orchard Investors, Inc."), H&F International Partners, L.P., a California limited partnership ("International Partners"), H&F International Investors, L.P., a California limited partnership, the general partner of International Partners ("International Investors, L.P."), H&F International Investors, Inc., a California corporation, the general partner of International Investors, L.P. ("International Investors, Inc."), and F. Warren Hellman and Tully M. Friedman (each, trustee of a revocable trust which is a 50% shareholder in each of Investors, Inc., Orchard Investors, Inc., and International Investors, Inc.). The foregoing partnerships, corporations and individuals (referred to collectively herein as the "Hellman & Friedman

Reporting Persons"), because of common ultimate control of their investment decisions by Messrs. Hellman and Friedman, constitute a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Although Messrs. Hellman and Friedman are not obligated to cause all shares owned by the group to be voted similarly, they are likely to do so.

    This Statement is also filed on behalf of Magellan Pte. Ltd., a corporate agency of the government of Singapore ("Magellan"), and on behalf of the Government of Singapore Investment Corporation (Ventures) Pte. Ltd., a corporate agency of the government of Singapore ("GSIC"). Magellan is controlled by GSIC. Magellan and GSIC (referred to collectively herein as the "Singapore Reporting Persons"), because of ultimate control of their investment decisions by GSIC, constitute a "group" for purposes of Section 13(d) of the Exchange Act. Collectively, the Hellman & Friedman Reporting Persons and the Singapore Reporting Persons (referred to collectively herein as the "Reporting Persons"), because of their parallel purchase and disposition of certain subordinated debentures and option rights, as described more fully below under Item 3, constitute a "group" for purposes of Section 13(d) of the Exchange Act.

    a.   HFCP II.
         --------

         The principal executive offices of HFCP II are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. HFCP II was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and financial service start-up companies.
HFCP II is a limited partnership formed in June 1991 under the laws of the State of California.

    b.   INVESTORS, L.P.
         ---------------

         The principal executive offices of Investors, L.P. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, L.P. is a limited partnership formed in June 1991 under the laws of the State of California for the purpose of serving as the general partner of HFCP II.

    c.   INVESTORS, INC.
         ---------------

         The principal executive offices of Investors, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors, Inc. is a California corporation whose principal business is serving as the general partner of Investors, L.P. The sole shareholders of Investors, Inc. are two revocable trusts. F. Warren Hellman is a trustee of one of the trusts and Tully
M. Friedman is trustee of the other trust. The names, business addresses, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Investors, Inc. are set forth on Schedule 1 hereto.

    d.   ORCHARD PARTNERS.
         -----------------

         The principal executive offices of Orchard Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Orchard Partners was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and financial service start-up companies. Orchard Partners is a limited partnership formed in June 1991 under the laws of the State of California.

    e.   ORCHARD INVESTORS, L.P.
         -----------------------

         The principal executive offices of Orchard Investors, L.P. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Orchard Investors, L.P. is a limited partnership formed in June 1991 under the laws of the State of California for the purpose of serving as the general partner of Orchard Partners.

    f.   ORCHARD INVESTORS, INC.
         -----------------------

         The principal executive offices of Orchard Investors, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Orchard Investors, Inc. is a California corporation whose principal business is serving as the general partner of Orchard Investors, L.P. The sole shareholders of Orchard Investors, Inc. are two revocable trusts. F. Warren

Hellman is a trustee of one of the trusts and Tully M. Friedman is trustee of the other trust. The names, business addresses, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Orchard Investors, Inc. are set forth on Schedule 2 hereto.

    g.   INTERNATIONAL PARTNERS.
         -----------------------

         The principal executive offices of International Partners are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. International Partners was formed for the purpose of making investments in a variety of special situations, including without limitation, financial restructurings, recapitalizations and financial service start-up companies. International Partners is a limited partnership formed in December 1991 under the laws of the State of California.

    h.   INTERNATIONAL INVESTORS, L.P.
         -----------------------------

         The principal executive offices of International Investors, L.P. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. International Investors, L.P. is a limited partnership formed in December 1991 under the laws of the State of California for the purpose of serving as the general partner of International Partners.

    i.   INTERNATIONAL INVESTORS, INC.
         -----------------------------

         The principal executive offices of International Investors, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. International Investors, Inc. is a California corporation whose principal business is serving as the general partner of International Investors, L.P. The sole shareholders of International Investors, Inc. are two revocable trusts. F. Warren Hellman is a trustee of one of the trusts and Tully M. Friedman is trustee of the other trust. The names, business addresses, present principal occupations and citizenships of the executive officers and members of the Board of Directors of International Investors, Inc. are set forth on Schedule 3 hereto.

    j.   F. WARREN HELLMAN.
         ------------------

         Mr. Hellman is a trustee of a revocable trust which owns 50% of the outstanding common stock of Investors, Inc., Orchard Investors, Inc. and International Investors, Inc. Mr. Hellman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Hellman is a partner of Hellman & Friedman, a general partnership formed under the laws of the State of California, and as such is primarily engaged in investment banking activities.

    k.   TULLY M. FRIEDMAN.
         ------------------

         Mr. Friedman is trustee of a revocable trust which owns 50% of the outstanding common stock of Investors, Inc., Orchard Investors, Inc. and International Investors, Inc. Mr. Friedman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Friedman is a partner of Hellman & Friedman, a general partnership formed under the laws of the State of California, and as such is primarily engaged in investment banking activities.

    l.   MAGELLAN.
         ---------

         The principal executive offices of Magellan are located at 250 North Bridge Road, #33-00, Singapore 0617. Magellan is a corporate agency of the government of Singapore, formed under the laws of Singapore, which is controlled by GSIC.

    m.   GSIC.
         -----

         The principal executive offices of GSIC are located at 250 North Bridge Road, #33-00, Singapore 0617. GSIC is a corporate agency of the government of Singapore, formed under the laws of Singapore.

         During the last five years none of the Reporting Persons, nor any of the directors or executive officers of each of Investors, Inc., Orchard Investors, Inc. and International

Investors, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 of the Statement is amended to read in its entirety as follows:

    As of July 30, 1992, HFCP II, Orchard Partners, International Partners, Magellan, the Issuer and Templeton Worldwide, Inc., a Delaware corporation then known as TFII, Inc. wholly owned by the Issuer ("Templeton"), entered into that certain Subordinated Debenture Purchase Agreement, a copy of which is attached hereto as Exhibit 7(2) ("Purchase Agreement"). On August 3, 1992, pursuant to the Purchase Agreement, HFCP II purchased Templeton's 6.25% subordinated debentures ("Debentures") (with an aggregate face amount of $92,970,000) and corresponding option rights to acquire common stock of the Issuer ("Option Rights") for an aggregate purchase price of $92,970,000; Orchard Partners purchased Debentures (with an aggregate face amount of $5,860,000) and corresponding Option Rights for an aggregate purchase price of $5,860,000; International Partners purchased Debentures (with an aggregate face amount of $1,170,000) and corresponding Option Rights for an aggregate purchase price of $1,170,000; and Magellan purchased Debentures (with an aggregate face amount of $50,000,000) and corresponding Option Rights for an aggregate purchase price of $50,000,000. The Purchase Agreement attached hereto as Exhibit 7(2) is incorporated herein by this reference.

    The funds used by HFCP II, Orchard Partners and International Partners to pay their respective portions of the purchase price were obtained by each such partnership from capital contributions made by their respective partners pursuant to preexisting capital commitments. The funds used by Magellan to pay its portion of the purchase price were funds of the government of Singapore. HFCP II, Orchard, International and Magellan are occasionally referred to herein as the "Purchasers".

    On November 26, 1996 the Purchasers entered into a Debenture Repurchase Agreement (the "Repurchase Agreement") with the Issuer and Templeton pursuant to which the Issuer has agreed to purchase from the Purchasers an aggregate of $74,984,993.70 face amount of the Purchasers' Debentures and related Option Rights for aggregate consideration of US $165,807,233.73 as more specifically provided in the Repurchase Agreement attached hereto as Exhibit 7(7). On the same date, the Purchasers, the Issuer and Templeton entered into an Option Right Exercise Agreement (the "Option Agreement") pursuant to which the Purchasers will exercise Option Rights to acquire 2,361,190 shares of the

Issuer's Common Stock; the exercise price of the Option Rights will be paid with the proceeds from the redemption of $75,015,006.30 face amount of Debentures. Such Debentures represent all of the Purchaser's Debentures not repurchased pursuant to the Repurchase Agreement. The Option Agreement also provides for a cash payment to be made by the Parent to the Purchasers; the amount of such payment depends on the closing date of the option exercise. The Option Agreement is attached hereto as Exhibit 7(8).

Item 4.  PURPOSE OF TRANSACTION.

    The Purchasers acquired the Debentures and the corresponding Option Rights for investment purposes. As described in Item 3 above, on November 26, 1996 the Purchasers entered into the Repurchase Agreement described in Item 3 pursuant to which the Purchasers have sold to the Issuer an aggregate face amount of $74,984,993.70 of the Debentures representing approximately one-half of their holdings, together with the related Option Rights, for aggregate consideration of US $165,807,233.73. On the same date, Purchasers also entered into the Option Agreement described in Item 3 pursuant to which the Purchasers shall surrender their remaining Debentures to exercise the Option Rights associated with such Debentures; as a result of exercising such Option Rights, the Purchases will acquire 2,361,190 shares of the Parent's Common Stock. The Reporting Persons expect to hold such Common Stock for investment purposes.

    None of the Reporting Persons has any present intention to acquire control over the Issuer. Subject to their obligations pursuant to the Purchase Agreement and the Holders' Rights Agreement entered into on July 30, 1992, among the Issuer, Templeton, HFCP II, Orchard Partners, International Partners and Magellan, a copy of which is attached hereto as Exhibit 7(3) ("Holders' Rights Agreement"), the Reporting Persons intend to review on a continuing basis their respective investments in the Issuer and, as and when permitted by the Purchase Agreement and the Holders' Rights Agreement, may determine to acquire additional securities of the Issuer, or to sell or otherwise dispose of all or part of their remaining investment in the Issuer or their investment in Templeton. The Holders' Rights Agreement attached hereto as Exhibit 7(3) is incorporated herein by this reference.

    As of July 30, 1992, the Issuer, Templeton and HFCP II entered into that certain Management Rights Agreement, a copy of which is attached hereto as
Exhibit 7(4) ("Management Rights Agreement"). Pursuant to the Management Rights Agreement, HFCP II has the right to nominate F. Warren Hellman or, in the event that Mr. Hellman should no longer be an affiliate (within the meaning of Rule 405 under the Securities Act of 1933, as amended) of HFCP II, another designee of HFCP II reasonably satisfactory to the Issuer (in either case, the "Nominee"), to be elected as a member of the Board of Directors of each of the Issuer and Templeton. To the extent permitted by law, the Issuer shall use its best efforts to cause the Nominee to become nominated for election by the stockholders of the Issuer as a member of the Board of Directors and shall vote all shares for which the Issuer's management or the Board of Directors holds proxies or that the Issuer's management or the Board of Directors is otherwise entitled to vote in favor of the election of such Nominee. To the extent permitted by law, Templeton shall use its best efforts to cause the Nominee to become nominated for election by the Issuer as a member of the Board of Directors of Templeton. The Management Rights Agreement shall terminate on the date that HFCP II, Orchard Partners and International Partners no longer are, in the aggregate, the record or beneficial owners of Common Stock of the Issuer issuable upon exercise of Option Rights corresponding to Debentures having a face value of at least $50 million (assuming for this purpose that all unexercised Option Rights have been exercised). The Issuer and the Company have appointed Mr. Hellman as a director, and Mr. Hellman has accepted such appointment effective as of August 10, 1992. The Management Rights Agreement attached hereto as Exhibit 7(4) is incorporated herein by this reference.

    Pursuant to the Holders' Rights Agreement, the Purchasers have agreed to certain voting, transfer and standstill arrangements whereby their future disposition of Debentures, guarantees by the Issuer of Templeton's obligations under the Debentures ("Debentures Guarantees"), Option Rights and Common Stock, and their future acquisition of Common Stock and any other securities of the Issuer entitled to vote generally in the election of directors or any other securities convertible into, exchangeable for or exercisable for, any of the foregoing, are restricted. In addition, the Purchasers agreed not to participate in, or encourage, any solicitation of proxies to vote for the approval of any proposals submitted to the stockholders of the Issuer or to participate in any way in acquisitions, restructurings, recapitalizations or similar transactions of the Issuer or any of its affiliates. These restrictions may impede the acquisition of control of the Issuer by the Reporting Persons or others. The Holders' Rights Agreement also grants the Purchasers certain registration rights with respect to all Debentures, Debentures Guarantees and Option Rights not previously sold to the public held by the Purchasers, and Common Stock issuable upon exercise of the Option Rights not previously sold to the public issued or issuable to the Purchasers.

    Except as otherwise indicated in this Item 4, the Reporting Persons do not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the events set forth in paragraphs (a)
- (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 of the Statement is amended in its entirety to read as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the number of shares of Common Stock the Registering Persons understand to have been outstanding on October 31, 1996 beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Repurchase Agreement, is set forth in the following table.

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                     No. of Shares
                                    Beneficially      Percentage          Power to Vote             Power to Dispose
Person                                   Owned         of Class       Sole           Shared      Sole           Shared

-------------------------------------------------------------------------------------------------------------------------
HFCP II                              4,721,435           5.48%        0         2,926,345         0        2,926,345
-------------------------------------------------------------------------------------------------------------------------
Investors, L.P.                      4,721,435           5.48%        0         2,926,345         0        2,926,345
-------------------------------------------------------------------------------------------------------------------------
Investors, Inc.                      4,721,435           5.48%        0         2,926,345         0        2,926,345
-------------------------------------------------------------------------------------------------------------------------
Orchard Partners                     4,721,435           5.48%        0         184,450           0        184,450
-------------------------------------------------------------------------------------------------------------------------
Orchard Investors, L.P.              4,721,435           5.48%        0         184,450           0        184,450
-------------------------------------------------------------------------------------------------------------------------
Orchard Investors, Inc.              4,721,435           5.48%        0         184,450           0        184,450
-------------------------------------------------------------------------------------------------------------------------
International Partners               4,721,435           5.48%        0         36,827            0        36,827
-------------------------------------------------------------------------------------------------------------------------
International Investors, L.P.        4,721,435           5.48%        0         36,827            0        36,827
-------------------------------------------------------------------------------------------------------------------------
International Investors, Inc.        4,721,435           5.48%        0         36,827            0        36,827
-------------------------------------------------------------------------------------------------------------------------
F. Warren Hellman                    4,721,435           5.48%        0         3,147,623         0        3,147,623
-------------------------------------------------------------------------------------------------------------------------
Tully M. Friedman                    4,721,435           5.48%        0         3,147,623         0        3,147,623
-------------------------------------------------------------------------------------------------------------------------
Magellan                             4,721,435           5.48%        0         1,573,811         0        1,573,811
-------------------------------------------------------------------------------------------------------------------------
GSIC                                 4,721,435           5.48%        0         1,573,811         0        1,573,811

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

    The information required by Item 2 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. Each of HFCP II, Investors, L.P. and Investors, Inc. share power to vote and to dispose of the 2,926,345 shares of

Common Stock beneficially owned by them with each other and with trusts of which Messrs. Hellman and Friedman are trustees and as such ultimately control the voting and disposition of such shares; each of Orchard Partners, Orchard Investors, L.P. and Orchard Investors, Inc. similarly share power to vote and power to dispose of the 184,450 shares of Common Stock beneficially owned by them with each other and with trusts of which Messrs. Hellman and Friedman are trustees and as such ultimately control the voting and disposition of such shares. Each of International Partners, International Investors, L.P. and International Investors, Inc. similarly share power to vote and power to dispose of the 36,827 shares of Common Stock beneficially owned by them with each other and with trusts of which Messrs. Hellman and Friedman are trustees and as such ultimately control the voting and disposition of such shares. Messrs. Hellman and Friedman share power to vote and power to dispose of the 3,147,623 shares of Common Stock beneficially owned by them with each other and the various other Hellman and Friedman Reporting Persons.

    Magellan and GSIC share power to vote and power to dispose of the 1,573,811 shares of Common Stock beneficially owned by them with each other. All shares are held subject to the Debenture Repurchase Agreement and Option Right Exercise Agreement. Magellan is controlled by GSIC and, therefore, GSIC ultimately controls the voting and disposition of such shares. GSIC is a corporate agency of the government of

Singapore responsible for investing certain funds of the government of Singapore. To the best knowledge of GSIC, neither GSIC nor any other agency controlled by GSIC has any interest in any shares of Common Stock of the Issuer. However, other agencies of the government of Singapore that are responsible for managing other government funds may have an interest in shares of Common Stock of the Issuer.

    (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the Repurchase Agreement described in Items 3 and 4 above and attached hereto as Exhibit 7(7).

    (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer.

    (e)  Not applicable.

    Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended in its entirety to read as follows:

    See Item 3 and Item 4 above.

    The holders of Debentures and Option Rights are entitled to elect to have such securities repurchased by the Issuer and Templeton upon certain changes of control of the Issuer or certain mergers, consolidations, sales of assets, liquidations or recapitalizations of the Issuer or Templeton. Such repurchase rights are more fully described in the Holders' Rights Agreement and the Indenture, dated as of July 30, 1992, among Templeton, the Issuer and The Chase Manhattan Bank (National Association) ("Indenture") attached hereto as
Exhibit 7(3) and Exhibit 7(6), respectively, which are incorporated herein by this reference.

    As of July 30, 1992, HFCP II, Orchard Partners, International Partners and Magellan entered into that certain Agreement Among Purchasers, a copy of which is attached hereto as Exhibit 7(5) ("Agreement Among Purchasers"). As a result of the transactions contemplated by the Repurchasing Agreement and the Option Agreement attached as Exhibits 7(7) and 7(8), the Agreement among Purchasers will terminate.

    Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors (if applicable) of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, guarantees of profits or the giving or withholding of proxies.

    The description of the Purchase Agreement, Holders' Rights Agreement, Management Rights Agreement, Agreement Among Purchasers, Indenture, Repurchase Agreement and Option Agreement contained in Items 3, 4 and 6 is qualified in its entirety by the complete text of such documents (including exhibits thereto), a copy of which are attached hereto as Exhibit 7(2), Exhibit 7(3), Exhibit 7(4),
Exhibit 7(5), Exhibit 7(6), Exhibit 7(7) and Exhibit 7(8), respectively.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 7 of the Statement is amended in its entirety to read as follows:

Exhibit 7 (1).  Agreement with respect to Schedule 13D.

Exhibit 7 (2). Subordinated Debenture Purchase Agreement, dated as of July 30, 1992, among the Issuer, Templeton, HFCP II, Orchard Partners, International Partners and Magellan.

Exhibit 7 (3). Holders' Rights Agreement, dated as of July 30, 1992, among the Issuer, Templeton, HFCP II, Orchard Partners, International Partners and Magellan.

Exhibit 7 (4). Management Rights Agreement, dated as of July 30, 1992, among the Issuer, Templeton and HFCP II.

Exhibit 7 (5).   Agreement among Purchasers, dated as of July 30, 1992, among
HFCP II, Orchard Partners, International Partners and Magellan.

Exhibit 7 (6).   Indenture, dated as of July 30, 1992, among Templeton, the
Issuer and The Chase Manhattan Bank (National Association).

Exhibit 7 (7). Debenture Repurchase Agreement, dated as of November 26, 1996, among Templeton, the Issuer, and the Purchasers.

Exhibit 7 (8). Option Right Exercise Agreement, dated as of November 26, 1996, among Templeton, the Issuer, and the Purchasers.

                                      SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       HELLMAN & FRIEDMAN INVESTORS, INC.



Dated:  November 26, 1996              By:    /s/Philip U. Hammarskjold
                                           -------------------------------------
                                       Title:    Vice President
                                              ----------------------------------

                                   LIST OF EXHIBITS


Exhibit No                         DESCRIPTION                             PAGE
                                   -----------                             ----


7(1)               Agreement with respect to Schedule 13D.                   *
7(2)               Purchase Agreement.                                       *
7(3)               Holders' Rights Agreement.                                *
7(4)               Management Rights Agreement.                              *
7(5)               Agreement Among Purchasers.                               *
7(6)               Indenture                                                 *
7(7)               Debenture Repurchase Agreement
7(8)               Option Right Exercise Agreement


------------------------

* Previously filed on paper; not required to be refiled electronically pursuant to Regulation S-T.

                                      SCHEDULE 1


HELLMAN & FRIEDMAN INVESTORS, INC. ("INVESTORS, INC.")

DIRECTORS AND EXECUTIVE OFFICERS



                                                                  Present                      Principal
  Name and Address1           Title                         Principal Occupation         Business and Address
  -----------------           -----                         --------------------         --------------------

  F. Warren Hellman           Director and                  Partner,                      Investment Banking
  One Maritime Plaza          President                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Tully M. Friedman           Director,                     Partner,                      Investment Banking
  One Maritime Plaza          Vice President and            Hellman & Friedman            One Maritime Plaza
  12th Floor                  Treasurer                                                   12th Floor
  San Francisco, CA 94111     Management, Inc.                                            San Francisco, CA 94111

  Matthew R. Barger           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John M. Pasquesi            Vice President and            Partner,                      Investment Banking
  One Maritime Plaza          Secretary                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John L. Bunce, Jr.          Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Marco W. Hellman            Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Mitchell R. Cohen           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Georgia Lee                 Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111


--------------------------
1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms.
  Lee are United States Citizens.


                                                                   Present                      Principal
  Name and Address1           Title                         Principal Occupation          Business and Address
  -----------------           -----                         --------------------          --------------------


  Joseph M. Niehaus           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Philip U. Hammarskjold      Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111



---------------------------

1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.

                                      SCHEDULE 2


H & F ORCHARD INVESTORS, INC. ("ORCHARD INVESTORS")

DIRECTORS AND EXECUTIVE OFFICERS



                                                                  Present                      Principal
  Name and Address1           Title                         Principal Occupation         Business and Address
  -----------------           -----                         --------------------         --------------------

  F. Warren Hellman           Director and                  Partner,                      Investment Banking
  One Maritime Plaza          President                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Tully M. Friedman           Director,                     Partner,                      Investment Banking
  One Maritime Plaza          Vice President and            Hellman & Friedman            One Maritime Plaza
  12th Floor                  Treasurer                                                   12th Floor
  San Francisco, CA 94111     Management, Inc.                                            San Francisco, CA 94111

  Matthew R. Barger           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John M. Pasquesi            Vice President and            Partner,                      Investment Banking
  One Maritime Plaza          Secretary                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John L. Bunce, Jr.          Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Marco W. Hellman            Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Mitchell R. Cohen           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Georgia Lee                 Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111





-------------------------

1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and
  Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States
  Citizens.



                                                                  Present                       Principal
  Name and Address1           Title                         Principal Occupation          Business and Address
  -----------------           -----                         --------------------          --------------------


  Joseph M. Niehaus           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Philip U. Hammarskjold      Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111




---------------------------


1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.

                                      SCHEDULE 3


H & F INTERNATIONAL INVESTORS, INC. ("INTERNATIONAL INVESTORS, INC.")

DIRECTORS AND EXECUTIVE OFFICERS



                                                                  Present                      Principal
  Name and Address1           Title                         Principal Occupation         Business and Address
  -----------------           -----                         --------------------         --------------------

  F. Warren Hellman           Director and                  Partner,                      Investment Banking
  One Maritime Plaza          President                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Tully M. Friedman           Director,                     Partner,                      Investment Banking
  One Maritime Plaza          Vice President and            Hellman & Friedman            One Maritime Plaza
  12th Floor                  Treasurer                                                   12th Floor
  San Francisco, CA 94111     Management, Inc.                                            San Francisco, CA 94111

  Matthew R. Barger           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John M. Pasquesi            Vice President and            Partner,                      Investment Banking
  One Maritime Plaza          Secretary                     Hellman & Friedman            One Maritime Plaza
  12th Floor                  Management, Inc.                                            12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  John L. Bunce, Jr.          Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Marco W. Hellman            Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Mitchell R. Cohen           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Georgia Lee                 Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111



---------------------------

1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and
  Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United
  States Citizens.



                                                                  Present                      Principal
  Name and Address1           Title                         Principal Occupation         Business and Address
  -----------------           -----                         --------------------         --------------------

  Joseph M. Niehaus           Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111

  Philip U. Hammarskjold      Vice President                Partner,                      Investment Banking
  One Maritime Plaza          Management, Inc.              Hellman & Friedman            One Maritime Plaza
  12th Floor                                                                              12th Floor
  San Francisco, CA 94111                                                                 San Francisco, CA 94111



---------------------------

1 Each of Messrs. F. Warren Hellman, Friedman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.